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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69361

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Investment Visa Consultants, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2679 Glen Eagles Road
(No. and Street)

Lake Oswego	OR	97034
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richards	214-533-6822	jrichards@texasbusinesscapital.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

300 Tri State International Suite 180, Lincolnshire IL 60069
(Address) (City) (State) (Zip Code)

October 20, 2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vaughan De Kirby_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Investment Visa Consultants, LLC_____, as of 12/31_____, 2 026___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of Investment Visa Consultants, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Visa Consultants, LLC as of March 31, 2026, the related statements of income, changes in members' equity, and cash flows for the fiscal year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Investment Visa Consultants, LLC as of March 31, 2026, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Investment Visa Consultants, LLC's management. Our responsibility is to express an opinion on Investment Visa Consultants, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Investment Visa Consultants, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Investment Visa Consultants, LLC's financial statements. The supplemental information is the responsibility of Investment Visa Consultants, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Investment Visa Consultants, LLC's auditor since 2023.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
June 29, 2026

INVESTMENT VISA CONSULTANTS, LLC
Statement of Financial Condition
March 31, 2026

ASSETS

Cash	$	95,710
Total Assets	$	95,710

LIABILITIES AND MEMBERS' EQUITY

Members' Equity		95,710
Total Liabilities and Members' Equity	$	95,710

The Accompanying Notes are an Integral Part of these Financial Statements.

INVESTMENT VISA CONSULTANTS, LLC
Statement of Income
For the Fiscal Year Ended March 31, 2026

Revenues		
Fee Income	$	823,826
Total Revenues		823,876
Operating Expenses		
Professional fees		83,321
Insurance		38,806
Technology and equipment		30,532
Other operating expenses		1,437
Total Expenses		154,096
Income before taxes		669,780
2Provision for state franchise taxes		53,237
Net Income	$	616,543

The Accompanying Notes are an Integral Part of these Financial Statements.

INVESTMENT VISA CONSULTANTS, LLC
Statement of Changes in Members' Equity
For the Fiscal Year Ended March 31, 2026

Balance at March 31, 2025	$ 254,167
Capital contributions	-
Capital withdrawals	(775,000)
Net Income	616,543
Balance at March 31, 2026	$ 95,710

The Accompanying Notes are an Integral Part of these Financial Statements.

INVESTMENT VISA CONSULTANTS, LLC
Statement of Cash Flows
For the Fiscal Year Ended March 31, 2026

Cash flows from operating activities

Net income	$ 616,543
Adjustments to reconcile net income to net cash	
used in operating activities:	
Changes in assets and liabilities:	
Increase (decrease) in accounts payable and accrued expenses	(23,130)
Net cash provided by (used in) operating activities	593,413

Cash flows from investing activities | - |

Cash flows from financing activities

Capital contributions (distributions)	(775,000)
Net cash provided by (used in) financing activities	(775,000)
Net increase (decrease) in cash	(181,587)
Cash, beginning of year	277,297
Cash, end of year	$ 95,710

Supplemental Disclosures

Cash paid during the fiscal year for:

Interest	$ -
Taxes	$ 53,237

The Accompanying Notes are an Integral Part of these Financial Statements.

Investment Visa Consultants, LLC
Notes to Financial Statements
For the Fiscal Year Ended March 31, 2026

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Investment Visa Consultants, LLC (the "Company") was organized in the State of Delaware on May 1, 2008. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), both commencing on August 21, 2014. The Company is a member of the Securities Investor Protection Corporation ("SIPC") and operates as a registered business in the state of California.

The Company's business is the private placement of securities relating to the U.S. Government's EB-5 Immigrant Investor Program. The Company is not currently accepting new clients.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company earns Fee Income from the private placement of EB-5 investments, which generally involve qualified investments in qualified real estate projects by qualified foreign citizens seeking to immigrate to the United States, all subject to criteria established by Federal legislation and regulations. The Company's private placement business requires these key operating activities among others: identify qualified foreign investors; market qualified real estate limited partnerships; perform intermediary services; and perform immigration consulting services.

The Company recognizes private placement Fee Income when the underlying transaction is completed, meaning: 1) the terms of its agreements with the investors and limited partnerships have been satisfied; and 2) formal approval has been obtained from the United States Citizenship and Immigration Services ("USCIS"), an agency of the U.S. Department of Homeland Security.

Revenue is recognized as performance obligations are satisfied over the term of the contract which is when the performance obligation is met. The Company's typical private placement is performed over five or more years. Fees of differing amounts are collected throughout this period in accordance with the specific agreement terms. The revenue recognition milestone referred to above is subject to variables that impact when it occurs during the process.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash

Fees are refundable as set forth in the Company's engagement agreements, generally related to USCIS denial of the investor's immigration application. As previously described in Note I, USCIS approval is a critical requirement for revenue recognition. Although not formally restricted, the Company sets aside fees collected from being used for general operating expenses until revenue recognition criteria are met. Since the Company is no longer accepting any new clients and all previous applications were approved, there is no unearned revenue.

Taxes

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to the California Limited Liability Company tax, which is revenue-based.

Leases

The Company has no arrangements subject to ASC 842 therefore, the adoption of ASC 842 did not have a significant effect on the Company's financial statements for the fiscal year ended March 31, 2026.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, the private placement of securities relating to the U.S. Government EB-5 Immigrant Investor Program. The Company is not presently accepting new clients. The Company has identified Vaughan de Kirby, CEO, as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. The company has two customers, the largest of which provided 66.7 percent of its total revenues for the year ended March 31, 2026.

NOTE 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the Members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file both Federal and State of California income tax returns. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statues of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of Federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. A provision for state taxes of $53,237 is included on the statement of income representing a pass through entity elective tax and the applicable LLC fees.

NOTE 3: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of March 31, 2026, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The EB-5 Program has previously been extended several times for relatively short periods, while Congress considers reform legislation. The EB-5 Program is extended through Fiscal Year 2027 with increased minimum investments.

NOTE 4: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2026 or during the fiscal year then ended.

NOTE 5: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards updates ("ASU's").

For the fiscal year ended March 31, 2026, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the fiscal year then ended.

NOTE 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or has no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company operates from the owners' 100% owned place of residence at no cost.

NOTE 8: NET CAPITAL REQUIREMENT

The Company is subject to the Securities Exchange Act of 1934 Uniform Net Capital Rule (SEA Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule l 5c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2026, the Company had net capital of
$95,710 which was $90,710 was in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2026. .

NOTE 10: CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

INVESTMENT VISA CONSULTANTS, LLC
Supplemental Information Pursuant
to Rule 17a-5
March 31, 2026

Computation of Net Capital

Total members' equity qualified for net capital	$	95,710
Deductions and /or charges:		
Non-allowable assets:		-
Net capital	$	95,710
Total Liabilities		Nil
Less offsets		
Aggregate Indebtedness		Nil

Computation of basic net capital requirement		
Minimum net capital required	$	5,000
(greater of $5,000 or 6 2/3% of aggregate indebtedness)		
Net capital in excess of minimum requirement	$	90,710
Ratio of aggregate indebtedness to net capital		Nil

There are material differences between the computation of net capital under Rule 15c3-1
and the computation shown here as of March 31, 2026 and the net capital most
recently filed by Investment Visa Consultants, LLC on Form X17A-5 as followws:.   #VALUE!

Net capital as shown above	$	95,710
elimination of excessive liability accruals		18,810
Net capital as shown on Form X17A-5	$	76,900

See Accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

INVESTMENT VISA CONSULTANTS, LLC
Supplemental Information Pursuant
to Rule 17a-5
March 31, 2026

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements of securities relating to the US Government's EB-5 Immigrant Investor Programs. As a result, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined by Rule 15c3-3).

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

See Accompanying Report of Independent Registered Public Accounting Firm.

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of Investment Visa Consultants, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Investment Visa Consultants, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Investment Visa Consultants, LLC limits its business activities exclusively to performing private placements of securities relating to the US Government's EB-5 Immigrant Investor Programs, and Investment Visa Consultants, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Investment Visa Consultants, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending March 31, 2026 without exception.

Investment Visa Consultants, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Investment Visa Consultants, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
June 29, 2026

Investment Visa Consultants, LLC
2679 Glen Eagles Road
Lake Oswego, Oregon 97034

Assertions Regarding Exemption Provisions

We, as members of management of Investment Visa Consultants, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act ("SEA") of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements of securities relating to the US Government's EB-5 Immigrant Investor Programs. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending March 31, 2026.

INVESTMENT VISA CONSULTANTS, LLC

By _____

Vaughan de Kirby on June 29, 2026